SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 0-15829

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION

     The First Charter Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

FIRST CHARTER CORPORATION

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Independent Auditors’ Report	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Schedules Supporting Financial Statements
Schedule 1 - Schedule of Assets (Held at End of Year)	8
Schedule 2 - Schedule of Loans or Fixed Income
Obligations in Default or Classified as Uncollectible	9

Independent Auditors’ Report

The Compensation Committee
First Charter Corporation:

We have audited the accompanying statements of net assets available for plan benefits of First Charter Corporation Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and the supplemental schedule of loans or fixed income obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina
June 24, 2003

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Cash	$21,207	2,294
Investments, at fair value:
Mutual funds	18,581,907	19,318,869
First Charter Corporation common stock	4,327,551	3,213,559
Participants’ loans receivable	168,567	183,464

Total investments	23,078,025	22,715,892
Receivables:
Contribution receivable from employer	1,840,651	1,911,677
Contribution receivable from employees	75,328	79,890
Accrued income receivable	44,590	80,440

Total receivables	1,960,569	2,072,007

Total assets	25,059,801	24,790,193
Liabilities
Miscellaneous liabilities	1,667	—

Net assets available for plan benefits	$25,058,134	24,790,193

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2002

Additions:
Investment income (loss):
Net realized and unrealized depreciation	$(3,894,125)
Dividends	565,016
Interest on participant loans	11,428

Net investment loss	(3,317,681)

Contributions:
Participant	2,337,719
Employer	2,459,870
Rollovers	471,646
Other	68,980

Total contributions	5,338,215

Total additions	2,020,534

Deductions:
Benefits paid	1,752,593

Total deductions	1,752,593

Net increase in assets available for plan benefits	267,941
Net assets available for plan benefits:
Beginning of year	24,790,193

End of year	$25,058,134

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1)	Description of the Plan

The First Charter Corporation Retirement Savings Plan (the Plan) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the Corporation). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Corporation and First Charter Bank (the Bank), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, funds management, investments, insurance, mortgages and employee benefit services. The Bank is a regional financial services company operating 53 financial centers, five insurance offices and 93 ATMs located in 17 counties throughout North Carolina. The Corporation also operates one mortgage origination office in Virginia.

The Plan document has recently been restated to incorporate various amendments in recent years. As stated in note 7, the new Plan document has been submitted to the Internal Revenue Service (IRS) for purposes of obtaining a current determination letter. During 2002, the Plan was also amended to provide for the addition of an Employee Stock Ownership Plan (“ESOP”) provision. Shares of the Corporation’s common stock are held in this ESOP, which does not have any debt to the Corporation or to third parties. All such shares have been allocated to participants. The adoption of this amendment did not have a material impact on the accompanying financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of Plan administrator estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(b)	Trustee

Under the terms of the trust agreement between the Bank and the Plan, the Bank acts as trustee for the Plan.

(c)	Investments

Investments in marketable securities are stated at their fair value, which is based on closing market quotations at December 31, 2002 and 2001. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans receivable are stated at cost which approximates fair value. Interest rates on participant loans range from 6.25% through 11.50%.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(d)	Administrative Expenses

All expenses incident to the administration of the Plan are paid by the Corporation, which totaled $115,388 in 2002.

(3)	Investments

The Plan is a participant directed plan, providing participants with thirteen investment options consisting of mutual funds and First Charter Corporation common stock.

The following is a summary of investments at fair value as of December 31, 2002 and 2001 with investments representing 5 percent or more of the Plan’s net assets separately identified:

Description of Investment	2002	2001

AIM Value Fund	$—	1,352,677
Federated Capital Preservation Fund	4,187,030	2,459,147
Federated Income Trust Fund	1,882,487	816,455
Fidelity Advisor Equity Growth Fund	1,834,684	2,399,110
First Charter Corporation Common Stock	4,327,551	3,213,559
Vanguard Balanced Index Fund	2,400,731	2,902,418
Vanguard Index 500 Fund	3,275,713	4,387,151
Other investments — mutual funds and participant loans	5,169,829	5,185,375

Total investments	$23,078,025	22,715,892

During 2002, Plan investments in various mutual funds (including gains and losses on mutual funds bought and sold, as well as held during the year) depreciated in value by $4,101,742.

As of December 31, 2002, the Plan held 240,286 shares of First Charter Corporation common stock. This common stock (including gains and losses on such common stock bought and sold, as well as held during the year) appreciated in value by $207,617 for the year ended December 31, 2002. Dividends on First Charter Corporation common stock amounted to $159,907.

(4)	Contributions

The Plan is a defined contribution 401(k) plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee is eligible to become a participant in the Plan on the Plan’s first entry date (first day of each calendar month) following the completion of one month of service and the attainment of age 20. Employees may contribute up to 15% of their qualified compensation to the Plan. Contributions are limited to a maximum of $11,000 in 2002. Participants attaining age 50 or older prior to the close of the plan year may contribute additional catch-up contributions after contributing the maximum allowable by the IRS. For 2002, the catch-up contribution is limited to $1,000, increasing ratably to a maximum of $5,000 in 2006. Participants may also contribute amounts representing distributions from other qualified plans.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Employer matching contributions to the Plan are made by the Corporation quarterly. Plan participants with 6 months of participation will receive $0.50 for every dollar contributed up to 6% of their compensation. The Company may also make a discretionary contribution amounting to 3% of an employee’s compensation. To receive the discretionary contribution, an employee must have completed one year of service and been employed on the last day of the plan year.

(5)	Benefits and Vesting

The net investment income or loss and employer contributions are allocated to the individual participants’ accounts on a daily basis. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant’s account Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following five years of credited service or upon death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of each annual employer contribution. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeited amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following a one year break in service. During this time, the forfeited amount does not share in any adjustments related to net investment income or loss. Excess contributions by the Plan sponsor are also deemed to be non-vested forfeited balances. Forfeitures totaling $47,720 were used to reduce total cash contributed by the Company in 2002.

A participant may withdraw, in whole or in part, the current portion of his/her Extra Savings Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the Committee). An employee must obtain the Committee’s approval before such a distribution will be made, and this withdrawal will result in a six-month suspension of the participants’ Before Tax Contribution Account contributions.

The Plan allows the Corporation to authorize the trustee to make loans to Plan participants and beneficiaries under certain circumstances and with certain conditions as set forth in the Plan. Loans outstanding at December 31, 2002 and 2001 were $168,567, and $183,464, respectively. Included in the balance at December 31, 2002 were 2 loans in default, totaling $53,968.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

A participant, at his/her retirement date, may elect to receive the accumulated benefits due him/her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his/her spouse. Such benefits are also payable to the participant if he/she becomes permanently disabled or to his/her beneficiaries upon his/her death.

(6)	Plan Termination

Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue the discretionary contributions at any time. If the Plan is terminated or contributions are discontinued, each participant becomes fully vested in the amount allocated to his/her individual account.

(7)	Federal Income Taxes

The IRS issued its latest determination letter on March 1, 1998 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter, and a new determination letter has been requested from the IRS, though not yet issued. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

	(b) Identity of issue, borrower, lessor or similar party,	Current
(a)	and (c) description of investment	(e) Value

	Participant loans receivable, at various rates ranging
	From 6.25% through 10.50%	$168,567
	AIM Constellation Fund -
	42,402 units	705,149
	AIM Premier Equity Fund -
	143,491 units	1,077,617
	American Century International Growth Fund -
	36,801 units	234,420
	Dreyfus Worldwide Growth Fund -
	30,916 units	789,291
	Federated Capital Preservation Fund -
	36,801 units	4,187,030
	Federated Growth Strategies Fund -
	34,697 units	649,536
	Federated Income Trust Fund -
	176,594 units	1,882,487
	Fidelity Advisor Equity Growth Fund -
	52,285 units	1,834,684
	Fidelity Advisor Growth Opportunities Fund -
	23,453 units	519,965
*	First Charter Corporation Common Stock -
	240,286 shares	4,327,551
	Janus Advisor Capital Appreciation Fund -
	57,215 units	1,025,284
	Vanguard Balanced Index Fund -
	153,401 units	2,400,731
	Vanguard Index 500 Fund -
	40,366 units	3,275,713

	Total	$23,078,025

*	- denotes party-in-interest

Schedule 2

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Schedule G, Part I — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2002

(g)
Detailed description of
loan including dates of
making and maturity,
interest rate, the type and
			Amount Received During			value of collateral, any
		(c)	Reporting Year		(f)	renegotiation of the loan	Amount Overdue
	(b)	Original			Unpaid	and the terms of
	Identity and Address	Amount of	(d)	(e)	Balance at end	renegotiation, and other	(h)	(i)
(a)	of Obligor	Loan	Principal	Interest	of Year	material items	Principal	Interest

	David E. Keul Charlotte, NC	$30,000			27,915	June 1998, term — 15 yrs, 9.50% interest, collateral - vested account balance	27,915

	Alice K. Riddle Charlotte, NC	30,000	644	279	26,053	April 2001, term 5 years, 8.50% interest, collateral - vested account balance	26,053

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

	By:	FIRST CHARTER BANK, Trustee

	By:	/s/ LAWRENCE M. KIMBROUGH

Lawrence M. Kimbrough
Date June 30, 2003		President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of KPMG LLP

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002